UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Oxford Industries, Inc.

(Exact name of the registrant as specified in its charter)

Georgia    1-4365    58-0831862

(State or other jurisdiction of            (Commission                (IRS Employer
incorporation or organization)            File Number)                Identification No)

999 Peachtree Street, N.E., Suite 688, Atlanta, Georgia 30309

(Address of principal executive offices) (Zip code)

Suraj A. Palakshappa
Vice President-Law, General Counsel and Secretary
(404) 659-2424

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Company Overview

Oxford Industries, Inc. (the “Company”) is a global apparel company that designs, sources, markets and distributes products bearing the trademarks of its Tommy Bahama®, Lilly Pulitzer® and Southern Tide® lifestyle brands, other owned brands and licensed brands as well as private label apparel products. The Company’s products generally incorporate fabrics made of cotton, wool, silk, linen, nylon, leather, tencel and other natural and man-made fibers, or blends of two or more of these materials.

The Company distributes its owned lifestyle branded products primarily through direct to consumer channels, consisting of Tommy Bahama and Lilly Pulitzer retail stores and e-commerce sites for Tommy Bahama, Lilly Pulitzer and Southern Tide, and through wholesale distribution channels. In addition, the Company licenses certain owned trademarks and related marks to third party licensees who design, source, market and distribute branded products within specified geographic regions, subject to the terms of the respective license agreements, which generally provide the Company the right to approve all products, advertising and channels of distribution.

During fiscal 2018, the Company’s business was primarily operated through four operating groups: Tommy Bahama, Lilly Pulitzer, Lanier Apparel and Southern Tide. During fiscal 2018, Tommy Bahama, Lilly Pulitzer, Lanier Apparel and Southern Tide represented 61%, 25%, 9% and 4%, respectively, of the Company’s consolidated net sales.

Tommy Bahama. Tommy Bahama designs, sources, markets and distributes men's and women's sportswear and related products. Tommy Bahama's typical consumer is older than 45 years old, has a household annual income in excess of $100,000, lives in or travels to warm weather and resort locations and embraces a relaxed and casual approach to daily living. Tommy Bahama products are designed by product specific teams who focus on the target consumer.

Lilly Pulitzer. Lilly Pulitzer designs, sources, markets and distributes upscale collections of women's and girl's dresses, sportswear and related products. The Lilly Pulitzer brand was originally created in the late 1950s by Lilly Pulitzer and is an affluent brand with a heritage and aesthetic based on the Palm Beach resort lifestyle. Lilly Pulitzer's products are developed by dedicated design teams located at the Lilly Pulitzer headquarters in King of Prussia, Pennsylvania as well as in Palm Beach, Florida.

Lanier Apparel. Lanier Apparel designs, sources and distributes branded and private label men's apparel, including tailored clothing, casual pants and sportswear, across a wide range of price points, but primarily at moderate price points. The majority of Lanier Apparel’s products are sold under certain trademarks licensed to the Company by third parties. Lanier Apparel's licensed brands for certain product categories include Kenneth Cole®, Dockers®, Nick Graham® and Cole Haan®, which is a new license for Lanier Apparel with initial product sales in fiscal 2018. Additionally, Lanier Apparel designs and markets products for its owned Billy London®, Oxford® (formerly Oxford Golf®), Duck Head® and Strong Suit® brands. Lanier Apparel’s design teams, which are primarily located in New York City and Atlanta, focus on the target consumer for each brand and product.

Southern Tide. Southern Tide designs, sources, markets and distributes high-quality apparel bearing the distinctive Skipjack logo. Southern Tide offers an extensive selection of men’s shirts, pants, shorts, outerwear, ties, swimwear, footwear and accessories, as well as women's and youth collections. Southern Tide's products are developed by dedicated design teams located at the Southern Tide headquarters in Greenville, South Carolina.

Summary

Based on the Company’s reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, the Company has determined that, with respect to the products required to be reported by this Form SD for the period from January 1, 2018 to December 31, 2018 (the “Reporting Period”), including certain types of apparel, footwear, handbags, travel goods, fashion accessories and housewares containing metallic components such as zippers, buttons, hooks & eyes, rivets, buckles, clasps, grommets, eyelets, and other small parts incorporated into the finished products that may contain tin, tantalum, tungsten and/or gold (“3TG”) minerals (collectively, the “Reported Products”), while it does not have a specific reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products may have originated in the Democratic Republic of the Congo or an adjoining country, which consists of Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, the “DRC”), the RCOI has not been able to rule out the possibility.

Supply Chain

The Company maintains flexible, diversified, sourcing operations. The Company’s operating groups, either internally or through the use of third party buying agents, source substantially all of their respective products from non-exclusive, third party producers located in foreign countries or from their licensees for licensed products sold in the Company’s direct to consumer distribution channels. The use of contract manufacturers reduces the amount of capital investment required. Generally, the Company’s operating groups do not have long-term contracts with suppliers and conduct business on an order-by-order basis.

The Company’s operating groups purchase substantially all of their products from third party producers as package purchases of finished goods, which are generally manufactured with the oversight of the Company’s operating groups and to the operating groups’ design and fabric specifications. The Company’s operating groups depend upon the ability of third party producers to secure a sufficient supply of the specified raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. Accordingly, the Company’s operating groups generally do not specify the raw material or product component suppliers and rely on contract manufacturers to obtain such materials. In addition to purchasing products from third parties, Lanier Apparel operates the Company’s only owned manufacturing facility, which is located in Merida, Mexico.

As the Company’s sourcing is managed by each of its operating groups independently, with corporate oversight, there is significant diversity in the suppliers used by the Company’s operating groups, with no individual supplier representing greater than 4% of the Company’s total purchases during fiscal 2018.

As part of the Company’s commitment to source products in a lawful, ethical and socially responsible manner, each of the Company’s operating groups has implemented a code of conduct program applicable to vendors from whom it purchases apparel and related products, which includes provisions related to abiding by applicable laws as well as compliance with other business or ethical standards, including related human rights, health, safety, working conditions, environmental and other requirements. The Company requires that each of its vendors and licensees comply with the applicable code of conduct or substantially similar compliance standards. All of the Company’s vendors from whom it purchases goods are also required by the Company to adhere to the United States Customs and Border Protection’s Customs-Trade Partnership Against Terrorism program, including standards relating to facility, procedural, personnel and cargo security. On an ongoing basis the Company assesses vendors' compliance with the applicable code of conduct and applicable laws and regulations through audits performed by either in-house employees or designated agents. The assessment of compliance by vendors is directed by the Company’s corporate leadership team.

Reasonable Country of Origin Inquiry (RCOI)

The members of the Company’s Conflict Minerals Team, working with the procurement and product departments in their respective operating groups, comprehensively evaluated the Company’s products sourced during the relevant reporting period. Products which were determined to have little to no likelihood of containing 3TG minerals were deemed out of scope for further inquiry. In addition, licensed products – i.e., products designed and sourced by a third party pursuant to a trademark license with the Company or one of its subsidiaries – regardless of whether sold in the Company’s direct to consumer channels of distribution and regardless of the degree of involvement by the Company’s product design teams in connection with the design and/or development of those product categories were deemed out of scope.

All other products designed and sourced by the Company for resale were deemed in-scope for purposes of the Company’s RCOI, and the Company identified the Tier 1 suppliers of all such products (i.e., the finished goods manufacturer from whom the Company purchased such goods). As the Company does not generally have direct relationships with raw material and component suppliers, the Company relies on its Tier 1 suppliers to work with their upstream suppliers in order to ascertain the best available information about the origin of 3TG in the Company’s products.

All Tier 1 suppliers deemed in-scope were contacted by the Company and requested to provide information to the Company regarding 3TG and their smelter sources by completing a survey based on the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). To facilitate suppliers’ completion of the survey, the Company contacted suppliers, as needed, to offer assistance in completing the survey, provide further information about the Company’s conflict minerals compliance program and provide information about how the information furnished by the applicable supplier would be used. Supplier responses were evaluated by the Company, with particular focus on any of the following responses: supplier indicated that they do not require their component suppliers to be DRC-conflict free; supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers; supplier indicated they have not identified any of the smelters or refiners (“SORs”) used for the products included in the declaration scope; or supplier indicated they have not provided all applicable SOR information received.

Determination

As of May 13, 2019, the response rate among the Company’s in-scope Tier 1 suppliers was approximately 83%. Based on the results of the Company’s RCOI, the Company has determined that, with respect to certain necessary 3TG minerals in its Reported Products, while it does not have a specific reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products may have originated in the DRC, the RCOI has not been able to rule out the possibility. Pursuant to the Public Statement issued by the SEC’s Division of Corporation Finance on April 7, 2017, the Company has only provided the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Inherent Limitations on Due Diligence Procedures

Since the Company’s operating groups purchase substantially all of their products from third party producers as package purchases of finished goods and generally do not specify the raw material or product component supplier, the Company’s due diligence procedures can provide only reasonable assurance regarding the source and chain of custody of such materials. The Company’s due diligence processes are based on seeking data from the Company’s in-scope Tier 1 suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of 3TGs. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Oxford Industries, Inc.

By: /s/ K. Scott Grassmyer	May 28, 2019

Name:	K. Scott Grassmyer (Date)

Title:	Executive Vice President-Finance, Chief Financial Officer
and Controller